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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

   Moore-Handley, Inc.
(Name of Issuer)

    Common Stock, par value $.10 per share
(Title of Class of Securities)

       615762 10 1
(CUSIP Number)

  Pierce E. Marks, Jr.
Moore-Handley,Inc.
P.O. Box 2607
Birmingham, Alabama 35202
(205)-663-8011
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 June 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615762 10 1

1.	Names of Reporting Persons. Pierce E. Marks, Jr. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 310,258

	8.	Shared Voting Power

	9.	Sole Dispositive Power 310,258

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer
      Moore-Handley, Inc. (the "Issuer")
(b) Address of Issuer's Principal Executive Offices
     3140 Pelham Parkway
     Pelham, AL 35124
(c) Title of Class of Securities
     This report covers the Issuer's Common Stock, par value $.10 per share (the Common Stock").

Item 2.	Identity and Background

	(a)	The names of the person filing this statement is Pierce E. Marks, Jr.
	(b)	Mr. Marks' business address is c/o Moore-Handley, Inc., P.O. Box 2607, Birmingham, AL 35202
	(c)	Mr. Marks is retired and is a director of Moore-Handley, Inc.
	(d)	During the last five years, Mr. Marks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Mr. Marks has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Marks is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration N/A

Item 4.	Purpose of Transaction

       On May 23, 2003, Mr. Marks received his annual grant of special options to acquire 2,000 shares of Common Stock pursuant to the Issuer's 2001 Incentive Compensation Plan.  Such special options were at an exercise price of $2.00 per share, the fair market value on that date. Special options to purchase 2,000 shares are granted each year to each non-employee director of the Issuer automatically on the day following the Annual Meeting of Stockholders.
       On June 3, 2003, Mr. Marks sold 50,000 shares of Common Stock to the Issuer for $3.50 per share. Mr. Marks has agree to sell an additional 100,000 shares to the Issuer in July, 2003 for $3.50 per share.
       Mr. Mark's intends to monitor his investment in the Common Stock of the Issuer on an ongoing basis. As part of this ongoing review process, Mr. Marks may from time to time consider a number of strategies for enhancing value, including, without limitation,

	(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the Issuer;
	(e)	Any material change in the present capitalization or dividend policy of the Issuer;
	(f)	Any other material change in the Issuer's business or corporate structure;
(g)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
	(i)	Any action similar to any of those enumerated above.

There can be no assurance that Mr. Marks will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that Mr. Marks may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, and general economic, market and industry conditions.
Item 5.	Interest in Securities of the Issuer
(a)

     The equity securities to which this statement relates consists of: (i) 304,258 shares of Common Stock owned by Mr. Marks after giving effect to the sale reported in Item 4 above (the "Shares") and (ii) 6,000 shares of Common Stock subject to special stock options issued to non-employee directors of the Issuer pursuant to the Issuer's 2001 Incentive Compensation Plan (the "Option Shares"). 50,000 of the Shares were initially purchased from the Issuer for a note for $131,250 pursuant to the Issuer's Employee Stock Purchase Plan. These equity securities represent approximately 17.5% of the outstanding share of Common Stock.

	(b)	Mr. Marks has the sole power to vote and dispose of each of the shares and, upon any acquisition of the Options Shares, would have sole power to vote and dispose of such Option Shares.
	(c)	Except as described in Item 4, Mr. Marks has not participated in any transaction involving Common Stock within the past sixty days.
	(d)	N/A
	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, Mr. Marks has agreed to sell an additional 100,000 shares of Common Stock to the Issuer in July 2003.
Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003

Signature: Pierce E. Marks, Jr.

Name/Title: Pierce E. Marks, Jr./Director